United States securities and exchange commission logo





                            April 28, 2023

       Paul Beldin
       Chief Financial Officer
       Apartment Income REIT Corp.
       Apartment Income REIT, L.P.
       4582 South Ulster Street, Suite 1700
       Denver, CO 80237

                                                        Re: Apartment Income
REIT Corp.
                                                            Apartment Income
REIT, L.P.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File Nos. 000-24497
and 001-39686

       Dear Paul Beldin:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Portfolio Management, page 24

   1.                                                   Please provide
additional context to explain the components of the table on page 25. For example, expand your
disclosure to explain
                                                            what is meant by
CSAT score
                                                            how net G&A and GAV
are calculated
                                                            the measure of
Adjusted EBITDAre used to calculate the Net Leverage / Adjusted
                                                            EBIDAre ratio (i.e.
it appears that you used Annualized Adjusted EBITDAre, not
                                                            Adjusted EBITDAre)
                                                            how you determined
the value of Unencumbered Properties (i.e. the amount exceeds the carrying value
of net real estate on the balance sheet)
                                                            whether the columns
represent quarterly or annual data
                                                            why you have chosen
to compare 2019 Aimco data to 2022 AIR data
 Paul Beldin
Apartment Income REIT Corp.
April 28, 2023
Page 2
                an explanation of the usefulness of these measures to investors, and any other information that you deem necessary to an investor's understanding of the information provided.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Demarest at 202-551-3432 or Kristi Marrone at 202-551-
3429 if you have any questions.



FirstName LastNamePaul Beldin                                 Sincerely,
Comapany NameApartment Income REIT Corp.
                                                              Division of
Corporation Finance
April 28, 2023 Page 2                                         Office of Real
Estate & Construction
FirstName LastName